EXHIBIT 3.1

                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                              THE JUDGE GROUP, INC.


ARTICLE 1.     The name of the Corporation is The Judge Group, Inc.

ARTICLE 2. The location and post office address of the current registered office of the Corporation in this Commonwealth is: Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004, Montgomery County.

ARTICLE 3. The Corporation is incorporated under the Pennsylvania Business Corporation Law of 1988, as amended, for the following purpose or purposes:

               The Corporation shall have unlimited power to engage in and do any lawful act concerning any or all lawful business for which Corporations may be incorporated under the Pennsylvania Business Corporation Law of 1988, as amended.

ARTICLE 4.     The term for which the Corporation is to exist is perpetual.

ARTICLE 5.    (a) The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 60,000,000 shares, divided into a class of 50,000,000 common shares, par value $.01 per share (the "Common Shares"), and a class of 10,000,000 preferred shares, par value $.01 per share (the "Preferred Shares.) The Preferred Shares shall be divided into one or more series as the Board of Directors may determine as provided herein.

               Simultaneously with the time of filing in the Department of State of the amended and restated articles of incorporation that contain this sentence (the "Effective Time"), each common share of the Corporation issued and outstanding immediately prior thereto (the "Old Common Shares") shall automatically and without any action on the part of the holder thereof be reclassified and changed into 52.6 common shares of the Corporation, par value $.01 per share (the "New Common Shares"), subject to the treatment of fractional shares described below. Each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding Old Common Shares (the "Old Certificates," whether one or more") shall be entitled to receive, upon surrender for cancellation of such Old Certificates to the transfer agent designated by the Corporation, a certificate or certificates (the "New Certificates,"


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               whether one or more) representing the number of New Common Shares for which the Old Common Shares formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Time, the Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. No certificates or scrip representing fractional interests in the New Common Shares will be issued, and no such fractional share interest will entitle the holder thereof to vote or to any other rights of a shareholder of the Corporation. A holder of the Old Certificates shall receive, in lieu of any fraction of a New Common Share to which the holder would otherwise be entitled, a cash payment therefor on the basis of the initial public offering price (without underwriting discounts and commissions) of the New Common Shares in the first underwritten public offering of New Common Shares after the Effective Time (or, in the event an initial public offering of the New Common Shares is not consummated prior to four months after the Effective Time, $11.00 per share).

               (b) The holders of Common Shares shall have one vote per share. The Common Shares shall be subject to the prior rights of holders of any series of Preferred Shares outstanding, according to the preferences, if any, of such series.

               (c) Preferred Shares of the Corporation may be issued from time to time in one or more classes or series, each of which shall have such distinctive designation or title as shall be fixed from time to time by the Board of Directors of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Shares shall have such voting powers, full or limited, or no voting powers, and such other relative rights, powers and preferences, including, without limitation, rights to dividends, conversion rights, if any, redemption price and liquidation preference, and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such class or series as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the Commonwealth of Pennsylvania.

               (d) Except to the extent that the resolution or resolutions of the Board of Directors authorizing a particular series of Preferred Shares shall otherwise provide, the number of authorized shares of any class or classes of shares of the Corporation may be increased solely by the affirmative vote of shareholders entitled to cast at least a majority of the votes which all voting shareholders are entitled to cast thereon.

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ARTICLE 6.     Shareholders shall not have cumulative voting rights in the election of directors.

ARTICLE 7. No director of the Corporation shall be personally liable, as such, for monetary damages for any action taken, or any failure to take action, except to the extent that by law a director's liability for monetary damage may not be limited.

ARTICLE 8. In lieu of any statutory standard of care that would otherwise be applicable in the absence of this article, each officer of the Corporation shall perform his duties as an officer in good faith, in a manner he reasonably believes to be in the best interests of the Corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances, except that notwithstanding the foregoing no officer shall be personally liable for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on officers for payment of taxes) unless his conduct constitutes self-dealing, willful misconduct or recklessness. In performing his duties, each officer shall be entitled to rely on others, to consider all factors deemed by him to be pertinent, and to be presumed to be acting in the best interests of the Corporation, in each case to the same extent as directors of the Corporation are so entitled under the Pennsylvania Business Corporation Law of 1988 as the same may be amended from time to time.

ARTICLE 9. Shareholders shall not have the right to call meetings of shareholders or to propose amendments to the articles of incorporation of the Corporation.

ARTICLE 10. The provisions of Subchapters E, G and H of Chapter 25 of the Pennsylvania Business Corporation Law of 1988 as the same may be amended from time to time (the "BCL"), and any corresponding provisions of succeeding law, shall not be applicable to the Corporation. The Corporation shall be subject to the provisions of Subchapter F of Chapter 25 of the BCL with respect to business combinations with interested shareholders whose share acquisition date is after the time of the filing in the Department of State of the amended and restated articles of incorporation that first made the Corporation subject to the provisions of such Subchapter F.

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         IN WITNESS WHEREOF, the Corporation has caused these Articles to be signed by Michael A. Dunn, its President, and attested by Katharine A. Wiercinski, its Secretary, this 23rd day of September, 1996.

                                                 THE JUDGE GROUP, INC.


                                                 By: /s/ Michael A. Dunn
                                                    ---------------------------
                                                    Michael A. Dunn, President

Attest:

/s/ Katharine A. Wiercinski
--------------------------------
Katherine A. Wiercinski
Secretary

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